UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Dada Nexus Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

23344D108**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to ordinary shares of the issuer. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23344D 108	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS JD.com, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 434,100,345 Ordinary Shares (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 434,100,345 Ordinary Shares (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,100,345 Ordinary Shares (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1) Includes (i) 415,492,797 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares of the issuer (represented by 4,651,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2) The percentage is calculated based on a total of 934,428,565 ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of December 2, 2020 and filed with the Securities and Exchange Commission on December 3, 2020, assuming the underwriters therefor do not exercise their option to purchase additional ADSs.

CUSIP No. 23344D 108	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS JD.com Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 434,100,345 Ordinary Shares (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 434,100,345 Ordinary Shares (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,100,345 Ordinary Shares (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes (i) 415,492,797 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares of the issuer (represented by 4,651,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2) The percentage is calculated based on a total of 934,428,565 ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of December 2, 2020 and filed with the Securities and Exchange Commission on December 3, 2020, assuming the underwriters therefor do not exercise their option to purchase additional ADSs.

CUSIP No. 23344D 108	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS JD Sunflower Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 415,492,797 Ordinary Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 415,492,797 Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,492,797 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.5% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The percentage is calculated based on a total of 934,428,565 ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of December 2, 2020 and filed with the Securities and Exchange Commission on December 3, 2020, assuming the underwriters therefor do not exercise their option to purchase additional ADSs.

CUSIP No. 23344D 108	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Windcreek Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 18,607,548 Ordinary Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 18,607,548 Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,607,548 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The percentage is calculated based on a total of 934,428,565 ordinary shares of the issuer issued and outstanding immediately after the completion of the offering reported in the issuer’s prospectus on form 424B4 dated as of December 2, 2020 and filed with the Securities and Exchange Commission on December 3, 2020, assuming the underwriters therefor do not exercise their option to purchase additional ADSs.

CUSIP No. 23344D 108	13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer Dada Nexus Limited

(b)	Address of Issuer’s Principal Executive Offices 22/F, Oriental Fisherman's Wharf No. 1088 Yangshupu Road Yangpu District, Shanghai 200082 The People’s Republic of China

Item 2.

(a)	Name of Person Filing
This statement is jointly filed by and on behalf of each of JD.com, Inc., JD.com Investment Limited, JD Sunflower Investment Limited and Windcreek Limited (collectively, the “Reporting Persons”).

(b)

Address of the Principal Office or, if none, Residence

JD.com, Inc.:

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

JD.com Investment Limited:

Vistra Corporate Services Centre

Wickhams Cay II, Road Town, Tortola

VG1110, British Virgin Islands

JD Sunflower Investment Limited:

Vistra Corporate Services Centre

Wickhams Cay II, Road Town, Tortola

VG1110, British Virgin Islands

Windcreek Limited:

Vistra Corporate Services Centre

Wickhams Cay II, Road Town, Tortola

VG1110, British Virgin Islands

(c)

Citizenship

JD.com, Inc. is a company organized under the laws of the Cayman Islands; JD.com Investment Limited, JD Sunflower Investment Limited and Windcreek Limited are companies organized under the laws of the British Virgin Islands.

(d)	Title of Class of Securities Ordinary shares, par value $0.0001 per share, of the issuer (the "Ordinary Shares")

(e)

CUSIP Number
23344D108 *

* There is no CUSIP number assigned to Ordinary Shares. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four Ordinary Shares.

CUSIP No. 23344D 108	13G	Page 7 of 9 Pages

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g) ☐A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c) The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As indicated in notes 1 on the cover pages for JD.com, Inc. and JD.com Investment Limited, (i) JD Sunflower Investment Limited, a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., directly holds 415,492,797 Ordinary Shares included in this Statement on Schedule 13G and accordingly has the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, such shares, and (ii) Windcreek Limited, a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., directly holds 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs) included in this Statement on Schedule 13G and accordingly has the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, such shares. Other than as described in the immediately preceding sentence, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares included in this Statement on Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

As indicated in notes 1 on the cover pages for JD.com, Inc. and JD.com Investment Limited, (i) JD Sunflower Investment Limited, a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., directly holds 415,492,797 Ordinary Shares included in this Statement on Schedule 13G, and (ii) Windcreek Limited, a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., directly holds 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs) included in this Statement on Schedule 13G.

CUSIP No. 23344D 108	13G	Page 8 of 9 Pages

Item 8. Identification and Classification of Members of the Group.

All shares of each of JD Sunflower Investment Limited and Windcreek Limited are directly held by JD.com Investment Limited, and all shares of JD.com Investment Limited are directly owned by JD.com, Inc.

JD.com, Inc., JD.com Investment Limited, JD Sunflower Investment Limited and Windcreek Limited have entered into a joint filing agreement with respect this statement, which is attached hereto as Exhibit 99.1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated February 9, 2021, among JD.com, Inc., JD.com Investment Limited, JD Sunflower Investment Limited and Windcreek Limited.

CUSIP No. 23344D 108	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

JD.com, Inc. BY:
/s/ Richard Qiangdong Liu

Richard Qiangdong Liu Chairman of the Board and Chief Executive Officer

JD.COM INVESTMENT LIMITED BY:
/s/ Nani Wang

NANI WANG Director

JD Sunflower Investment Limited BY:
/s/ Nani Wang

NANI WANG Director

Windcreek Limited BY:
/s/ Nani Wang

NANI WANG Director